02017376

2-28-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

For the month of January & February, 2002

INTERNATIONAL WEX TECHNOLOGIES INC.
(Translation of registrant's name into English)

SEC File No. : 0-29730

Suite 2000-777 Hornby Street
Vancouver, B.C., Canada V6Z 1S4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL WEX TECHNOLOGIES INC.

Date February 18, 2002

By: ______________________
Ester Chua, Office Manager

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

01/02

January 17, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

WEX'S CLINICAL INVESTIGATOR TO SPEAK AT MAJOR CONFERENCE

International Wex Technologies Inc., the 'Company' is pleased to announce that Dr. Edward M. Sellers has been invited to be a Keynote speaker at the BioITWorld Conference and MedPharma World Conference to be held in Hong Kong during January 29 and 30, 2002.

This premiere event, the first of its kind in Asia, will focus on the convergence of biotechnology, IT and life science. Leading visionaries from life science, biotech development, medical science, as well as IT applications/solutions firms, venture capital/investment firms, researching companies, academics and media will come together to witness how informatics and bioscience have combined to create new landscape for technological advancement and breakthroughs in medical science.

This is of particular interest and potentially very important for the Company as;
1) Dr. Sellers is our Chief clinical investigator and consultant for both our indications; severe cancer pain and opiate withdrawal treatment and 2) his topic will use us as a model, whereby a Canadian company using the excellent value for dollar created by utilizing China for product development and the highly reputable Canadian regulatory body to initiate human clinical trials.

Dr. Sellers, M.D., PhD. is President and CEO of Ventana Clinical Research Corporation, Toronto, Ontario, a member of the World Health Organization Expert Advisory Panel on Drug Dependence and a Professor of Pharmacology, Medicine and Psychiatry at the University of Toronto.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

01/02 January 17, 2002

COPY

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

WEX'S CLINICAL INVESTIGATOR TO SPEAK AT MAJOR CONFERENCE

International Wex Technologies Inc., the 'Company' is pleased to announce that Dr. Edward M. Sellers has been invited to be a Keynote speaker at the BioITWorld Conference and MedPharma World Conference to be held in Hong Kong during January 29 and 30, 2002.

This premiere event, the first of its kind in Asia, will focus on the convergence of biotechnology, IT and life science. Leading visionaries from life science, biotech development, medical science, as well as IT applications/solutions firms, venture capital/investment firms, researching companies, academics and media will come together to witness how informatics and bioscience have combined to create new landscape for technological advancement and breakthroughs in medical science.

This is of particular interest and potentially very important for the Company as;
1) Dr. Sellers is our Chief clinical investigator and consultant for both our indications; severe cancer pain and opiate withdrawal treatment and 2) his topic will use us as a model, whereby a Canadian company using the excellent value for dollar created by utilizing China for product development and the highly reputable Canadian regulatory body to initiate human clinical trials.

Dr. Sellers, M.D., PhD. is President and CEO of Ventana Clinical Research Corporation, Toronto, Ontario, a member of the World Health Organization Expert Advisory Panel on Drug Dependence and a Professor of Pharmacology, Medicine and Psychiatry at the University of Toronto.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

01/02 January 17, 2002

COPY

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

WEX'S CLINICAL INVESTIGATOR TO SPEAK AT MAJOR CONFERENCE

International Wex Technologies Inc., the 'Company' is pleased to announce that Dr. Edward M. Sellers has been invited to be a Keynote speaker at the BioITWorld Conference and MedPharma World Conference to be held in Hong Kong during January 29 and 30, 2002.

This premiere event, the first of its kind in Asia, will focus on the convergence of biotechnology, IT and life science. Leading visionaries from life science, biotech development, medical science, as well as IT applications/solutions firms, venture capital/investment firms, researching companies, academics and media will come together to witness how informatics and bioscience have combined to create new landscape for technological advancement and breakthroughs in medical science.

This is of particular interest and potentially very important for the Company as;
1) Dr. Sellers is our Chief clinical investigator and consultant for both our indications; severe cancer pain and opiate withdrawal treatment and 2) his topic will use us as a model, whereby a Canadian company using the excellent value for dollar created by utilizing China for product development and the highly reputable Canadian regulatory body to initiate human clinical trials.

Dr. Sellers, M.D., PhD. is President and CEO of Ventana Clinical Research Corporation, Toronto, Ontario, a member of the World Health Organization Expert Advisory Panel on Drug Dependence and a Professor of Pharmacology, Medicine and Psychiatry at the University of Toronto.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

The Canadian Venture Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

INTERNATIONAL
WEX
TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

01/02 January 17, 2002

COPY

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

WEX'S CLINICAL INVESTIGATOR TO SPEAK AT MAJOR CONFERENCE

International Wex Technologies Inc., the 'Company' is pleased to announce that Dr. Edward M. Sellers has been invited to be a Keynote speaker at the BioITWorld Conference and MedPharma World Conference to be held in Hong Kong during January 29 and 30, 2002.

This premiere event, the first of its kind in Asia, will focus on the convergence of biotechnology, IT and life science. Leading visionaries from life science, biotech development, medical science, as well as IT applications/solutions firms, venture capital/investment firms, researching companies, academics and media will come together to witness how informatics and bioscience have combined to create new landscape for technological advancement and breakthroughs in medical science.

This is of particular interest and potentially very important for the Company as;
1) Dr. Sellers is our Chief clinical investigator and consultant for both our indications; severe cancer pain and opiate withdrawal treatment and 2) his topic will use us as a model, whereby a Canadian company using the excellent value for dollar created by utilizing China for product development and the highly reputable Canadian regulatory body to initiate human clinical trials.

Dr. Sellers, M.D., PhD. is President and CEO of Ventana Clinical Research Corporation, Toronto, Ontario, a member of the World Health Organization Expert Advisory Panel on Drug Dependence and a Professor of Pharmacology, Medicine and Psychiatry at the University of Toronto.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

The Canadian Venture Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

01/02 January 17, 2002

COPY

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

WEX'S CLINICAL INVESTIGATOR TO SPEAK AT MAJOR CONFERENCE

International Wex Technologies Inc., the 'Company' is pleased to announce that Dr. Edward M. Sellers has been invited to be a Keynote speaker at the BioITWorld Conference and MedPharma World Conference to be held in Hong Kong during January 29 and 30, 2002.

This premiere event, the first of its kind in Asia, will focus on the convergence of biotechnology, IT and life science. Leading visionaries from life science, biotech development, medical science, as well as IT applications/solutions firms, venture capital/investment firms, researching companies, academics and media will come together to witness how informatics and bioscience have combined to create new landscape for technological advancement and breakthroughs in medical science.

This is of particular interest and potentially very important for the Company as;
1) Dr. Sellers is our Chief clinical investigator and consultant for both our indications; severe cancer pain and opiate withdrawal treatment and 2) his topic will use us as a model, whereby a Canadian company using the excellent value for dollar created by utilizing China for product development and the highly reputable Canadian regulatory body to initiate human clinical trials.

Dr. Sellers, M.D., PhD. is President and CEO of Ventana Clinical Research Corporation, Toronto, Ontario, a member of the World Health Organization Expert Advisory Panel on Drug Dependence and a Professor of Pharmacology, Medicine and Psychiatry at the University of Toronto.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL
WEX
TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

01/02

January 17, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

WEX'S CLINICAL INVESTIGATOR TO SPEAK AT MAJOR CONFERENCE

International Wex Technologies Inc., the 'Company' is pleased to announce that Dr. Edward M. Sellers has been invited to be a Keynote speaker at the BioITWorld Conference and MedPharma World Conference to be held in Hong Kong during January 29 and 30, 2002.

This premiere event, the first of its kind in Asia, will focus on the convergence of biotechnology, IT and life science. Leading visionaries from life science, biotech development, medical science, as well as IT applications/solutions firms, venture capital/investment firms, researching companies, academics and media will come together to witness how informatics and bioscience have combined to create new landscape for technological advancement and breakthroughs in medical science.

This is of particular interest and potentially very important for the Company as;
1) Dr. Sellers is our Chief clinical investigator and consultant for both our indications; severe cancer pain and opiate withdrawal treatment and 2) his topic will use us as a model, whereby a Canadian company using the excellent value for dollar created by utilizing China for product development and the highly reputable Canadian regulatory body to initiate human clinical trials.

Dr. Sellers, M.D., PhD. is President and CEO of Ventana Clinical Research Corporation, Toronto, Ontario, a member of the World Health Organization Expert Advisory Panel on Drug Dependence and a Professor of Pharmacology, Medicine and Psychiatry at the University of Toronto.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

The Canadian Venture Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

01/02 January 17, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

WEX'S CLINICAL INVESTIGATOR TO SPEAK AT MAJOR CONFERENCE

International Wex Technologies Inc., the 'Company' is pleased to announce that Dr. Edward M. Sellers has been invited to be a Keynote speaker at the BioITWorld Conference and MedPharma World Conference to be held in Hong Kong during January 29 and 30, 2002.

This premiere event, the first of its kind in Asia, will focus on the convergence of biotechnology, IT and life science. Leading visionaries from life science, biotech development, medical science, as well as IT applications/solutions firms, venture capital/investment firms, researching companies, academics and media will come together to witness how informatics and bioscience have combined to create new landscape for technological advancement and breakthroughs in medical science.

This is of particular interest and potentially very important for the Company as;
1) Dr. Sellers is our Chief clinical investigator and consultant for both our indications; severe cancer pain and opiate withdrawal treatment and 2) his topic will use us as a model, whereby a Canadian company using the excellent value for dollar created by utilizing China for product development and the highly reputable Canadian regulatory body to initiate human clinical trials.

Dr. Sellers, M.D., PhD. is President and CEO of Ventana Clinical Research Corporation, Toronto, Ontario, a member of the World Health Organization Expert Advisory Panel on Drug Dependence and a Professor of Pharmacology, Medicine and Psychiatry at the University of Toronto.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

The Canadian Venture Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

INTERNATIONAL
WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

01/02 January 17, 2002

COPY

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

WEX'S CLINICAL INVESTIGATOR TO SPEAK AT MAJOR CONFERENCE

International Wex Technologies Inc., the 'Company' is pleased to announce that Dr. Edward M. Sellers has been invited to be a Keynote speaker at the BioITWorld Conference and MedPharma World Conference to be held in Hong Kong during January 29 and 30, 2002.

This premiere event, the first of its kind in Asia, will focus on the convergence of biotechnology, IT and life science. Leading visionaries from life science, biotech development, medical science, as well as IT applications/solutions firms, venture capital/investment firms, researching companies, academics and media will come together to witness how informatics and bioscience have combined to create new landscape for technological advancement and breakthroughs in medical science.

This is of particular interest and potentially very important for the Company as;
1) Dr. Sellers is our Chief clinical investigator and consultant for both our indications; severe cancer pain and opiate withdrawal treatment and 2) his topic will use us as a model, whereby a Canadian company using the excellent value for dollar created by utilizing China for product development and the highly reputable Canadian regulatory body to initiate human clinical trials.

Dr. Sellers, M.D., PhD. is President and CEO of Ventana Clinical Research Corporation, Toronto, Ontario, a member of the World Health Organization Expert Advisory Panel on Drug Dependence and a Professor of Pharmacology, Medicine and Psychiatry at the University of Toronto.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary